UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No.___)*
Big 5 Sporting Goods Corporation ___________________________________________ (Name of Issuer)
Common Stock __________________________________________ (Title Class of Securities)
08915P101 __________________________________________ (CUSIP Number)
Dan Friedberg
Sagard Capital Partners, L.P.
325 Greenwich Avenue
Greenwich CT, 06830
203 629-6700
___________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 25, 2008 ___________________________________________ (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08915P101	Page 2 of 8

1	Name of Reporting Person: Sagard Capital Partners, L.P. I.R.S. Identification No. of Above Person (Entities Only): 20-3332164
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES	7	Sole Voting Power: -0-
BENEFICIALLY OWNED	8	Shared Voting Power: 1,258,886
BY EACH REPORTING	9	Sole Dispositive Power: -0-
PERSON WITH	10	Shared Dispositive Power: 1,258,886
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,258,886
12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (9): 5.719%
14	Type of Reporting Person: PN

CUSIP No. 08915P101	Page 3 of 8

1	Name of Reporting Person: Sagard Capital Partners GP, Inc. I.R.S. Identification No. of Above Person (Entities Only): 20-3331555
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES	7	Sole Voting Power: -0-
BENEFICIALLY OWNED	8	Shared Voting Power: 1,258,886
BY EACH REPORTING	9	Sole Dispositive Power: -0-
PERSON WITH	10	Shared Dispositive Power: 1,258,886
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,258,886
12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (9): 5.719%
14	Type of Reporting Person: CO

CUSIP No. 08915P101	Page 4 of 8

1	Name of Reporting Person: Sagard Capital Partners Management Corporation I.R.S. Identification No. of Above Person (Entities Only): 20-2402055
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES	7	Sole Voting Power: -0-
BENEFICIALLY OWNED	8	Shared Voting Power: 1,258,886
BY EACH REPORTING	9	Sole Dispositive Power: -0-
PERSON WITH	10	Shared Dispositive Power: 1,258,886
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,258,886
12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (9): 5.719%
14	Type of Reporting Person: IA;CO

Item 1.         Security and Issuer.

This Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.01 per share (the “Shares”), of Big 5 Sporting Goods Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2525 East El Segundo Blvd, El Segundo, CA 90245-4632.

Item 2.         Identity and Background.

(a) – (c) and (f).

The persons filing this Schedule 13D are Sagard Capital Partners, L.P., a Delaware limited partnership (“Sagard”), Sagard Capital Partners GP, Inc., a Delaware corporation (“GP”), and Sagard Capital Partners Management Corporation, a Delaware corporation (“Manager,” and together with Sagard and GP, the “Reporting Persons”).

Sagard is the direct owner of the securities of the Issuer reported herein as beneficially owned by each of the Reporting Persons. Sagard is principally engaged in the business of investing in securities. GP is the general partner of Sagard. Manager is the investment manager of Sagard.

For each of the Reporting Persons, the principal business address, which also serves as the principal office, is 325 Greenwich Avenue, Greenwich CT 06830.

As a result of direct and indirect securities holdings, Power Corporation of Canada (“PCC”) and Mr. Paul G. Desmarais may each be deemed to control the Reporting Persons. Exhibit A hereto identifies persons through whom Mr. Paul G. Desmarais may be deemed to control PCC and, in turn, Sagard. PCC, a corporation organized under the laws of Canada, is a diversified management and holding company with its principal place of business at 751 Square Victoria, Montreal (Quebec), Canada H2Y 2J3. Mr. Paul G. Desmarais, a citizen of Canada, has his principal business address at 751 Square Victoria, Montreal (Quebec), Canada H2Y 2J3. The filing of this Statement, including the exhibits, shall not be construed as an admission that any of the control relationships enumerated herein actually exist.

The name, citizenship, occupation and principal business address of each of the directors and executive officers of GP and Manager are listed in Exhibit B and the name, citizenship, occupation and principal business address of each of the directors and executive officers of PCC are listed in Exhibit C hereto.

(d) – (e).

During the last five years, none of the Reporting Persons, nor any of their respective directors or executive officers, nor any of the persons listed on Exhibit A, Exhibit B or Exhibit C, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 1,258,886 Shares reported herein as beneficially owned by the Reporting Persons is $18,279,982.  Such Shares were acquired by Sagard from time to time in open market transactions with its working capital.

Item 4.         Purpose of Transaction.

The Reporting Persons acquired the Shares for the purpose of making an investment in the Issuer. The Reporting Persons may acquire additional Shares or other securities of the Issuer consistent with their investment purpose or may dispose of any or all of their Shares or other securities of the Issuer from time to time, depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers or employees of the Issuer, one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, business, results, plans, prospects, ownership structure and management. The Reporting Persons may discuss ideas that, if effected, may result in acquisitions by persons of additional securities of the Issuer, an extraordinary corporate transaction involving the Issuer, changes in the Issuer’s capitalization and/or changes in the board of directors or management of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.         Interest in Securities of the Issuer.

(a)           Each Reporting Person beneficially owns 1,258,886 Shares, which represents 5.719% of the outstanding Shares.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the "Release") this filing reflects the securities beneficially owned by PCC and certain of its subsidiaries, including Sagard.  The filing does not reflect securities beneficially owned, if any, by any subsidiaries of PCC whose ownership of securities is disaggregated from that of PCC in accordance with the Release.

(b)           Sole power to vote or direct the vote:                                                 0

Shared power to vote or direct the vote:                                             1,258,886

Sole power to dispose or to direct the disposition:                           0

Shared power to dispose or direct the disposition:                           1,258,886

The power to vote or to direct the vote or to dispose or direct the disposition of the Shares reported herein is shared among the Reporting Persons.

(c)           The following transactions in the Shares have been effected by Sagard during the last 60 days:

Date of Transaction	Number of Shares Purchased	Price Per Share
January 3, 2008	59,400	14.03
January 4, 2008	21,847	13.10
January 8, 2008	25,000	13.13
January 9, 2008	25,000	12.69
January 10, 2008	25,000	12.14
January 11, 2008	50,000	10.58
January 14, 2008	37,000	10.86
January 30, 2008	9,800	11.63
January 31, 2008	10,000	11.85
February 1, 2008	21,766	11.87
February 4, 2008	47,000	12.02
February 8, 2008	3,900	11.99
February 22, 2008	5,600	12.05
February 25, 2008	15,612	12.12
February 25, 2008	1,400	12.31
February 26, 2008	24,800	12.68
February 27, 2008	10,700	12.11
February 28, 2008	13,300	12.02
February 29, 2008	50,000	9.72
March 3, 2008	25,000	8.97
March 4, 2008	25,000	8.74

(d)           Not applicable.

(e)           Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.         Material to Be Filed as Exhibits.

Exhibit A              Persons Who may be Deemed to Control the Reporting Persons

Exhibit B               Executive Officers and Directors of Sagard Capital Partners GP, Inc.

Exhibit C               Executive Officers and Directors of Power Corporation of Canada

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2008	SAGARD CAPITAL PARTNERS, L.P.
	By:	/s/Dan Friedberg
		Name:	Dan Friedberg
		Title:	President

SAGARD CAPITAL PARTNERS GP, INC.
By:	/s/Dan Friedberg
	Name:	Dan Friedberg
	Title:	President

SAGARD CAPITAL PARTNERS MANAGEMENT CORPORATION
By:	/s/Dan Friedberg
	Name:	Dan Friedberg
	Title:	President